

VF 3-21-05

SECI 05040008 SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Madison Avenue - 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci (212) 652-3290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILIA M. ARCEO
Notary Public, State of New York
No. 01AR6024486
Qualified in New York County
Commission Expires May 10, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.
335 Madison Avenue – 11th Floor
New York, NY 10017


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
202
SECTION

* *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

* *

MATRIX CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	215,745
Due from broker		281,060
Securities owned:		
Marketable, at market value		79,516
Not readily marketable, at estimated fair value		24,300
Prepaid expenses and other receivables		104,567
Prepaid income taxes		32,496
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $22,072		31,013
	$	768,697

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	90,208
Deferred tax payable		13,600
		103,808
Stockholders' equity:		
Class A common stock, $0.10 par value; 300,000 shares authorized, 175,840 issued and outstanding		17,584
Class B common stock, $0.10 par value; 100,000 shares authorized		-0-
Additional paid-in capital		702,878
Retained earnings		46,352
		766,814
Less: Treasury stock at cost, 4,800 shares		(101,925)
		664,889
	$	768,697

The accompanying notes are an integral part of this financial statement.

MATRIX CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

The Company was also engaged in selling limited partnership units and unit investment trusts ("UIT") in primary distributions. On April 12, 2004, the Company sold its UIT operations (see footnote 12). During 2004, the Company also discontinued selling limited partnership units.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Deferred Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investment with maturities of less then three months when purchased to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RENT:

The Company sublets office space in New York City on a month to month basis from an affiliated company which is a shareholder of the Company.

3. DUE FROM BROKER:

Due from broker consists of the following:

Deposit of clearing broker	$ 200,000
Receivable from clearing broker	81,060
	$ 281,060

4. RELATED PARTY TRANSACTION:

Certain shareholders of the Company are general partners in an investment partnership which utilizes brokerage services of the Company.

5. SECURITIES OWNED:

Marketable securities owned consist of trading and investment securities at market values as follows:

Money markets	$ 49,174
U.S. Treasury fund	10,342
Options	20,000
	$ 79,516

Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2004, these investments in securities at estimated fair values consist of the following:

Corporate stocks and warrants	$ 24,300

6. COMMON STOCK OPTIONS:

During the year, certain shareholders had the option to purchase additional shares of the Company's Class A voting common stock and Class B non-voting common stock as follows:

	Number of Options	Expiration Date	Exercise Price
Class A:			
Class A options at 12/31/03	29,300	3/15/05 – 1/15/12	$ 26.32
Expiration of options	(3,800)	1/15/12	$ 26.32
Class A options at 12/31/04	25,500	3/15/05 – 12/31/07	$ 26.32
Class B:			
Class B options at 12/31/03	7,600	1/15/12	$ 26.32
Expiration of options	(7,600)	1/15/12	$ 26.32
Class B options at 12/31/04	-0-		

The terms of the common stock option awards are in effect during the time the shareholders are registered and employed by the Company. During the year ended December 31, 2004, a former shareholder terminated his employment resulting in the expiration of his options.

7. INCOME TAXES:

A net deferred tax liability has been established for temporary differences arising from concessions receivable, prepaid expenses, depreciation, accrued expenses and other payables.

The net deferred tax liability at December 31, 2004 consists of the following:

	Amount
Deferred tax liability	$ (41,700)
Deferred tax asset	28,100
Net deferred tax liability	$ (13,600)

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital as defined of $456,006 which is $356,006 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $90,208. The Company's net capital ratio was .20 to 1.

9. CONCENTRATION OF CREDIT RISK:

From time to time, the Company has cash in a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2004, the excess amounted to $200,851.

10. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

11. TREASURY STOCK:

On May 12, 2004, the Company redeemed 3,800 shares from a former stockholder for $100,000.

12. DISCONTINUED OPERATIONS:

On April 12, 2004, the Company sold its Unit Investment Trust operations to an unrelated third party for $1,000,000. The gain on sale is as follows:

Sales price	$ 1,000,000
Net book value of furniture & equipment sold	13,902
Office security deposit	2,522
Gain on sale	$ 983,576

13. SUBSEQUENT EVENT:

During January 2005, the Company sold 3,800 shares of common stock held in treasury for $100,000.

* *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 10, 2005